Exhibit 99.2

SUMMARY OF OFFICE LICENSE AGREEMENT

The following is a summary of the principal terms of the occupancy by Infinity (Int’l) Travel Holdings Inc., a Nevada corporation of those premises located at 8F., No. 86, Sanguang Rd., Jhongli Dist., Taoyuan City, 320, Taiwan (Republic of China).

1.	Commencement of a term of occupancy: January 1, 2015.
2.	Termination date of occupancy: December 31, 2015.
3.	Renewal: The Company may renew the occupancy for an additional one year period after December 31, 2015, on the same terms.
4.	Rent: None.
5.	Security Deposit: None.
6.	Size: Approximately 1,886 square feet
7.	Use: Office